Exhibit (a)(2)


                             [GRAPHIC OMITTED]

                  2 Maskit Street, Herzeliya Pituach 46733, Israel
                  Tel: 972-9-970-7800 Fax: 972-9-956-1867
                              www.vocaltec.com


                                                              July 5, 2001


Dear Employee,

The current condition of the financial markets and their effect on the share price of VocalTec Communications Ltd. (the "Company") on Nasdaq have adversely affected the value of some of the stock options granted to employees of the Company. Since the Company believes that there is great significance in maintaining the equity incentive of its employees, the Company is continuously exploring new ways to provide such incentives in today's uncertain financial markets. As part of this policy, the Company is presenting today to its employees a new scheme which is described below.

Under the proposed scheme, each employee may choose to cancel today all or any portion of the employee's outstanding stock options that have not yet been exercised (whether vested or unvested) and that were issued under the Company's stock option plans (the "Existing Options"). New options (the "New Options") will be granted to such employee no earlier than 186 days after the date of cancellation and no later than February 23, 2002 (the "New Options Issue Date") on the terms described in this letter. In the event that an employee elects to cancel only a portion of any Existing Options grant, then the portion which is the last to vest under such grant will be cancelled.

Each Old Option which is cancelled today will entitle you to be issued 0.8 New Options on the New Options Issue Date under a stock option plan of the Company. The exercise price for the New Options will be the closing market price of the Company's shares on the last day of trading prior to the New Options Issue Date. The issuance of the New Options is conditioned upon your continued service as a full time employee of the Company or its subsidiaries until the date of grant.

The New Options will vest and will become exercisable during a period of two and one half (2 1/2) years, in accordance with the following schedule:
(a) 34% of the new options will vest six (6) months after the date of grant of the new options; and (b) 8.25% of each such New Options grant will vest every three (3) months thereafter, provided that upon each vesting date you are still a full time employee of the Company or its subsidiaries.

In the event that prior to the New Options Issue Date there shall be a sale of all or substantially all of the Company's shares or assets or a merger of the Company with another entity as a result of which a majority of the Company's shares will be held by persons other than the Company's shareholders prior to the merger, the Company will seek to include in such transaction a provision that will maintain the value of the benefit of the entitlement to the New Options at a fair value as determined by the Company's board.

The decision whether or not to cancel your Existing Options and the amount of Existing Options elected to be cancelled is solely within your discretion and the Company is not making any recommendation with respect to such matter. As of the date of this letter, all Existing Options that are cancelled may not be exercised regardless of whether or not they are vested. To the extent that any taxes result from participation in this scheme, such taxes will be borne solely by the employee.

If you elect to participate in the scheme described above, please sign the Election Form below with the details of your election and provide the signed Election Form to Galia Bachar, Director of Human Resources, by no later than August 3, 2001. Failure to provide a duly signed Election form by such date shall be deemed to be an election not to participate in this scheme.

IF YOUR ELECTION IS RECEIVED AFTER 5:00 PM LOCAL TIME IN YOUR PRINCIPAL PLACE OF EMPLOYMENT ON AUGUST 3, 2001, IT WILL NOT BE ACCEPTED AND YOU WILL BE CONSIDERED TO HAVE DECLINED TO ACCEPT THE OFFER TO EXCHANGE.

A more detailed document, entitled an Offer to Exchange, which explains the option scheme in greater detail is attached hereto.

CERTAIN RISKS OF PARTICIPATING IN THE OFFER

Participation in the offer involves a number of potential risks, including economic and tax-related risks, as described in the documents accompanying this memorandum. The documents briefly highlight some of the risks and the lists are necessarily incomplete. Eligible participants should carefully consider these and other risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the offer. The list of risks does not include certain risks that may apply to employees who live and work outside of the United States. We urge you to read the Sections in the Offer to Exchange dated July 5, 2001, discussing tax consequences, as well as the rest of the Offer to Exchange, this memorandum from VocalTec, the Election Form and the Form of Notice of Change in Election, for a fuller discussion of the risks which may apply to you, and to consult with an investment and tax advisor as necessary before deciding to participate in this exchange offer.

Although the Company's Board of Directors has approved the offer, neither the Company nor the Board of Directors makes any recommendation as to whether you should tender or not tender you options for exchange. You must make your own decision whether or not to tender your options.

Sincerely

Hugo Goldman, CFO